EXHIBIT 21

SUBSIDIARIES OF LEGENDS FINANCIAL HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Legends Bank, a Tennessee banking corporation	Tennessee

Legends Financial Services, Inc.*	Tennessee

Mid-Tenn Title Co., Inc.*	Tennessee

* Wholly-owned subsidiary of Legends Bank